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Ashley E. Hufft	Direct Dial: 212-210-9437	E-mail: ashley.hufft@alston.com

March 5, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 1-15256

Dear Mr. Spirgel:

     This letter is to advise you that we are very actively working on responses to your follow-up comment request letter dated February 19, 2009, to Mr. Alex Waldemar Zornig of Brasil Telecom S.A. requesting additional information pertaining to the above-referenced matter. You asked for us to respond to you within 10 business days of your letter, which would be March 5, 2009, or otherwise tell us when we would be able to provide you with a response. We are endeavoring to provide the follow-up response to you as soon as possible and appreciate the extra time you have granted us in order to fully complete our responses. This letter is to advise you that we will provide responses to your letter no later than March 19, 2009.

     If you have any questions, please do not hesitate to contact me.

Best regards,

/s/ Ashley E. Hufft

Ashley E. Hufft

cc. Melissa Hauber, Senior Staff Accountant

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